Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Stericycle, Inc. for the registration of common stock, preferred stock and depositary shares and to the incorporation by reference therein of our report dated August 11, 2015 addressed to the Directors of Shred-it International Inc., general partner of Boost Holdings LP, with respect to the combined financial statements of the Shred-it Group (which includes Shred-it International Inc., Shred-it JV LP, Boost GP Corp., and Boost Holdings LP) as of December 31, 2014 and 2013, and for each of the years in the three year period ended December 31, 2014, included in Stericycle, Inc.’s Current Report on Form 8-K dated September 9, 2015 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Toronto, Canada

September 8, 2015